EXHIBIT 99.1

Internet Gold's Third Quarter Earnings Release For 2014 Scheduled For November 10, 2014

Ramat-Gan, Israel November 3, 2014, Internet Gold Ltd. (NASDAQ/TASE: IGLD), today announced that it will release its Third quarter results for 2014, on Monday, November 10, 2014.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Hadas Friedman-Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620